UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NIKOLA CORPORATION

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)

4141 E Broadway Rd
Phoenix, Arizona 85040
(Address of principal executive offices)(Zip Code)

Britton Worthen, Chief Legal Officer
(480) 581-8888
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Nikola is submitting this Specialized Disclosure Form as well as a Conflict Minerals Report, which is attached as Exhibit 1.01. Nikola has posted the attached Conflict Minerals Disclosure on the investors page under SEC filings on Nikola’s website, located at https://www.nikolamotor.com/sec-filings/.

Item 1.02 Exhibit

The Conflict Minerals Report is attached as Exhibit 1.01.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Dated: May 31, 2024	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer